BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Canplats Resources Corporation
     #1180 — 999 West Hastings Street
     Vancouver, B.C. V6C 2W2

2.   Date of Material Change

      October 8, 2003

3.   Press Release

     A news release was issued on October 8, 2003.

4.  Summary of Material Change

Canplats Resources Corporation is pleased to report the acquisition of a third gold property in Mexico, the Santa Lucia project, located in the state of Baja California Norte. The property is located just south of the U.S. - Mexico border approximately 70 miles east of Tijuana.

Under the terms of a letter agreement, Canplats is acquiring the 4,550-hectare (17.6 square mile) property by covering staking costs and paying the vendor US$20,000 plus taxes by December 12, 2003. Canplats has also agreed to pay the vendor US$5,000 every six months or 2% of all direct exploration expenditures, whichever is greater, and a 0.25% net smelter royalty or US$10,000, whichever is greater, on commencement of production. Total payments to the vendor are capped at US$500,000.

5.  Full Description of Material Changes

      See attached news release dated October 8, 2003.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.E. Gordon Davis, President & CEO
                     Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 9th day of October, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

October 8, 2003	TSX Venture Exchange: CPQ

CANPLATS ACQUIRES THIRD EPITHERMAL GOLD PROJECT IN MEXICO

Vancouver, B.C., October 8, 2003 – Canplats Resources Corporation (TSX-V: CPQ) is pleased to report the acquisition of a third gold property in Mexico, the Santa Lucia project, located in the state of Baja California Norte. The property is located just south of the U.S. – Mexico border approximately 70 miles east of Tijuana.

Under the terms of a letter agreement, Canplats is acquiring the 4,550-hectare (17.6 square mile) property by covering staking costs and paying the vendor US$20,000 plus taxes by December 12, 2003. Canplats has also agreed to pay the vendor US$5,000 every six months or 2% of all direct exploration expenditures, whichever is greater, and a 0.25% net smelter royalty or US$10,000, whichever is greater, on commencement of production. Total payments to the vendor are capped at US$500,000.

Santa Lucia is prospective for bulk mineable, epithermal gold mineralization located in feeder systems defined by graben structures. At Santa Lucia, an east-west trending ridge and low hills are composed of a basement complex of plutonic rock intruding structurally contorted marble, gneiss and schist overlain by the Pliocene Canebrake Conglomerate and Imperial Formation.

Gold mineralization on the property was discovered in 1986 and sampled and drill-tested in a single program in 1990 by a joint venture of Compania Minera Fresnillo, S.A. de C.V. and AMAX International. Surface sample values up to 1.2 ounces of gold per ton were obtained from siliceous breccias. The joint venture then completed a total of 41 holes (consisting of 27 reverse circulation and 14 shallow air-track holes) which concentrated on identifying possible feeder systems for the silicified bodies. The best drill results were in hole SLU 90-40 which intersected 4.06 meters grading 2.67 grams of gold per tonne and another 4.06 meters grading 1.95 grams of gold per tonne. However, this program did not identify source for the large volume of silica and widespread gold mineralization on surface.

Canplats’ exploration model for the property is the Mesquite gold mine located approximately 70 kilometers (45 miles) to the northeast in Imperial County, California. Operated by Newmont Mining Corporation until recently, Mesquite commenced production in 1986 and has produced approximately three million ounces of gold from a conventional open pit, heap leach operation. The property hosts additional resources totalling approximately 1.4 million ounces of gold within, and outside, presently permitted mining zones.

The structural setting and other geologic markers at the Mesquite Mine are analogous to those seen at Santa Lucia. Like Santa Lucia, initial drilling at Mesquite also did not discover any economic mineralization. Canplats’ initial exploration work will focus on structural mapping of the property, likely to be followed by drilling at two untested targets: Cerro Diente and Southwest Santa Lucia Ridge. The drill targets are large zones of veining that may extend to depth along fault structures.

In other Canplats’ developments, three field crews are continuing work on the Rodeo and Yerbabuena gold properties located in the state of Durango in Mexico. The objective of this work is to refine existing drill targets and to define additional targets on these projects. Field work is expected to be completed by mid-October with compilation of assay results to follow. All work will be supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by National Instrument 43-101.

About Canplats Resources Corp.

Canplats Resources Corporation is a junior exploration company focused on exploration for gold and platinum group metals mineralization. As well as the Santa Lucia property, Canplats controls 3,487 hectares of land in the prolific base and precious metal belt of central Mexico, an area that has produced 5.8 million ounces of gold and 3.3 billion ounces of silver. The company holds a 100% interest in the drill-ready Rodeo epithermal gold prospect, and recently acquired Yerbabuena gold prospect, both located in the heart of this mining district. In addition, Canplats maintains core claims in the Nipigon Plate area north of Thunder Bay, Ontario with drill targets that are prospective for platinum group mineralization.

For further information, contact:

R.E. Gordon Davis Chairman, President and C.E.O. Direct: (604) 484-8220	Paul LaFontaine Manager, Investor Relations Direct: (604) 484-8212 N.A/ toll-free: (866) 338-0047 info@canplats.com http://www.canplats.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com ~or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.